UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

. . . . . . . . . . . . . . . . . . . . . . . . . .
                                                  .
In the Matter of                                  .
                                                  .
ENTERGY ARKANSAS, INC.                            .
ENTERGY LOUISIANA, INC.                           .
ENTERGY MISSISSIPPI, INC.                         .
ENTERGY NEW ORLEANS, INC.                         .
                                                  .
File No. 70-5015                                  .
________________                                      CERTIFICATE
                                                      PURSUANT TO
In the Matter of                                      RULE 24
                                                  .
SYSTEM FUELS, INC.                                .
SYSTEM ENERGY RESOURCES, INC.                     .
ENTERGY ARKANSAS, INC.                            .
ENTERGY LOUISIANA, INC.                           .
ENTERGY MISSISSIPPI, INC.                         .
ENTERGY NEW ORLEANS, INC.                         .
                                                  .
File No. 70-5889                                  .
________________                                  .
                                                  .
                                                  .
(Public Utility Holding Company Act of 1935)      .
.. . . . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the fourth quarter ended December 31, 2005 pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, dated December 17, 1971 in File No. 70-5015 and April 28, 1978 in File No. 70-5889.

Expenditures for SFI's fuel program for 2005 during the 4th quarter are indicated below:

	Net Expenditures (In Thousands)
	4th Quarter	Year-To-Date
2005 Fuel Supply Program:
1. Gas and Oil Development and Production	$ 0	$ 0
2. Nuclear Fuel Procurement	31,177	104,893
3. Fuel Oil Program	61,673	64,932

TOTAL EXPENDITURES	92,850	169,825

Less funds derived through
Amortization & depreciation
Charges
Amortization of Gas & Oil
Development & Production Costs	0	0
Depreciation & Other
Amortization	0	0

TOTAL depreciation & amortization	0	0

Net Expenditures	92,850	169,825

(Increase) decrease in:
Outside financing
System Money Pool borrowings	(59,266)	(147,093)

TOTAL (increase)decrease
in borrowings	(59,266)	(147,093)

Increase (decrease) in working
Capital	$(33,584)	$ (22,732)

1. Gas and Oil Development and
Production
	Net Expenditures (In Thousands)
	4th Quarter	Year-To-Date
Gas and Oil Development
and Production	$ 0	$ 0

Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the program).

As of September 30, 2003, there are no remaining proceeds at SFI for the continuing shutdown activities.

Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:
	Net Expenditures (In Thousands)
	4th Quarter	Year-To-Date
Sales to non-System parties:
Natural gas	$ 0	$ 0
Condensate	0	0
Crude oil	0	0

TOTAL	0	0
Miscellaneous income (including
sale of assets)	0	0
TOTAL	0	0

General and administrative
Expense	0	0
Operating expense	0	0
Interest expense	0	0
Amortization adjustment	0	0

Net proceeds	$ 0	$ 0

2. Nuclear Fuel Procurement

	Net Expenditures (In Thousands)
	4th Quarter	Year-To-Date
Nuclear Fuel Procurement	$31,181	$ 61,471

	Net Expenditures (In Thousands)
	4th Quarter	Year-To-Date
Activities during the period:
Expenditures for nuclear
Materials and processing
Services	$31,293	$122,906
General and administrative
Expense	(75)	181
Interest expense	294	752

TOTAL	31,512	123,839
Sales of nuclear materials and
Processing services to
System companies	331	62,368

Net effect on inventory	$31,181	$ 61,471

3. Fuel Oil Program

	Net Expenditures (In Thousands)
	4th Quarter	Year-To-Date
Fuel Oil Inventory	$61,673	$64,931

a) Fuel Oil Inventory:
	Barrels	Book Value
Inventory as of:	(In Thousands)

December 31, 2005	2,325	126,212
September 30, 2005	1,403	64,539
June 30, 2005	1,576	50,087
March 31, 2005	2,065	61,814
December 31, 2004	1,936	61,281

	During 4th Quarter
	Barrels	Value
Sales price per barrel
to System companies
Excluding period cost:
#2 Fuel Oil	32,135	70.90
#6 Fuel Oil	1,314,475	52.01

4. Other Items:

a) As of December 31, 2005, SFI's outstanding debt and Parent Companies investment consisted of:
Parent Companies:	In Thousands
Common Stock	$ 20
Notes payable	34,000
TOTAL	34,020
System Money Pool	147,094
Banks	0

TOTAL	$181,114

b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 4th quarter of 2005, SFI was billed by Entergy Services for the following amounts:
	October	November	December	Total 4th Qtr
Cost of service charged
to Service Requests
established to track
cost of functions
previously performed by
SFI personnel:

Direct Cost:
Labor and related
Cost	$ 4,947	$ 5,264	$7,440	$ 17,651
Other direct cost	1,542	1,331	3,244	6,117
Indirect Cost	2,958	1,918	(10,684)	(5,808)
TOTAL	9,447	8,513	0	17,960

Cost of services charged
to Service Requests not
Related to transfer of
SFI personnel:	70,308	63,664	83,715	217,687

Total cost of services
performed by Entergy
Services	$79,755	$72,177	$83,715	$235,647

Amounts billed to
Operating Companies for
The Fuel Oil Program*	$62,431	$55,647	$67,570	$185,648

Charged to Nuclear Fuel
Procurement	17,324	16,530	16,145	49,999

TOTAL	$79,755	$72,177	$83,715	$235,647

  Charged to the Fuel Oil Program as a component of period costs. Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 4th quarter of 2005, such Fuel Oil Program period costs were allocated 9.77% to ENTERGY ARKANSAS, INC., 50.43% to ENTERGY LOUISIANA, LLC. (as successor to Entergy Louisiana Inc. Utility Operations), 28.12% to ENTERGY MISSISSIPPI, INC., and 11.68% to ENTERGY NEW ORLEANS, INC.

c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.

IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 31st of January 2006.

ENTERGY ARKANSAS, INC. ENTERGY LOUISIANA, LLC. (as successor to Entergy Louisiana Inc. Utility Operations) ENTERGY MISSISSIPPI, INC. ENTERGY NEW ORLEANS, INC. SYSTEM ENERGY RESOURCES, INC.
BY: /s/ Nathan E. Langston__ Nathan E. Langston Senior Vice President and Chief Accounting Officer

SYSTEM FUELS, INC.

BY: /s/ Steven C. McNeal____ Steven C. McNeal Vice President and Treasurer